Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the use of our reports dated February 26, 2021, with respect to the consolidated balance sheets of LHC Group, Inc. and subsidiaries as of December 31, 2020 and 2019, and the related consolidated statements of income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes, and the effectiveness of internal control over financial reporting as of December 31, 2020, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the registration statement.

/s/ KPMG LLP

Baton Rouge, Louisiana

May 20, 2021